Exhibit (b)(2)
Execution Copy
Piper Jaffray & Co.
800 Nicollet Mall
Minneapolis, Minnesota 55402-7020
Deephaven Capital Management LLC
130 Cheshire Parkway, Suite 102
Minnetonka, Minnesota 55305
June 3, 2006
American Medical Systems, Inc.
10700 Bren Road West
Minnetonka, Minnesota 55343
Attention: Marty Emerson
Bridge Facility Commitment Letter
Ladies and Gentlemen:
          You have advised Piper Jaffray & Co. (“Piper Jaffray”) and Deephaven Capital Management LLC (“Deephaven” and, together with Piper Jaffray and any entities that become lenders in accordance with this Commitment Letter (as defined below), the “Lenders”, “we” or “us”) that American Medical Systems, Inc. (“you” or “Borrower”), through a wholly-owned subsidiary (“Merger Sub”), intends to acquire (the “Acquisition”) the outstanding equity of Laserscope, Inc. (together with its subsidiaries, the “Acquired Business”) pursuant to an agreement and plan of merger (the “Acquisition Agreement”) pursuant to which Merger Sub shall merge with and into and be survived by the Acquired Business. All references to “dollars” or “$” in this agreement and the attachments hereto (collectively, this “Commitment Letter”) are references to United States dollars.
          We understand that the sources of funds required to fund the Acquisition consideration of up to $745.0 million in connection with the Transactions (as defined below) will include:
•	borrowings by Borrower of up to $565.0 million of debt under a senior secured credit facility (the “Senior Secured Credit Facility”); and

•	borrowings by Borrower of up to $180.0 million under a senior subordinated unsecured bridge note facility (the “Bridge Facility”), as described in the Bridge Facility Summary of Principal Terms and Conditions attached hereto as Annex I (the “Bridge Term Sheet”).

We also understand that American Medical Systems Holding, Inc. (“Holdings”) is considering the issuance of convertible debt or equity securities in a registered offering or private placement (the “Offering”), which financing would be in lieu of the Bridge Facility. No other financing will be required for the uses described above. If the Offering or any debt financing, other than the Senior Secured Credit Facility, is completed prior to the Funding Closing Date (as defined in the Bridge Term Sheet), our commitments and obligations with respect to the Bridge Facility shall immediately terminate and expire. As used herein, the term “Transactions” means the Acquisition, the borrowings under the Senior Secured Credit Facility or the borrowings under the Bridge Facility and the payments of fees, commissions and expenses in connection with each of the foregoing.
     Commitments.
          You have requested that the Lenders commit to provide the Bridge Facility. Each of the Lenders is pleased to advise you of its commitment (each, a “Commitment” and, collectively, the “Commitments”), severally and not jointly, to provide the proposed amount of the Bridge Facility to Borrower upon the terms and subject to the conditions set forth or referred to in this Commitment Letter. The Commitment of each Lender individually is set forth opposite its name on Schedule 1 hereto; which such Commitments in the aggregate shall equal $180.0 million. The Commitment of each Lender hereunder is subject to the negotiation, execution and delivery of definitive documentation (the “Bridge Documentation”) with respect to the Bridge Facility satisfactory to each of the Requisite Lenders (as defined in Annex II hereto (the “Conditions Annex”) and their respective counsel reflecting the terms and conditions set forth in the Bridge Term Sheet, in the Conditions Annex and in the letter of even date herewith addressed to you providing, among other things, for certain fees relating to the Bridge Facility (the “Fee Letter”).
     Information.
          You hereby represent and covenant that all information (other than projections that have been provided to Piper Jaffray and not Deephaven) that has been or will be made available to any of the Lenders, either directly or indirectly, by you, Holdings or the Acquired Business or any of your or its respective representatives in connection with the Transactions (the “Information”), when taken as a whole, is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading. You agree to supplement the Information from time to time and agree to promptly advise us and each of the Requisite Lenders of all developments materially affecting you, Holdings or the Acquired Business or any of your or their respective subsidiaries or affiliates or the Transactions or the accuracy of Information previously furnished to any of the Lenders. You also agree that any information, documentation or other data disseminated to Deephaven in connection with the

Bridge Facility, electronically, in presentations at meetings or otherwise, will not contain any non-public information concerning Borrower, Holdings or the Acquired Business, their respective subsidiaries and affiliates or their respective securities.
     Compensation.
          As consideration for the commitments of the Lenders hereunder with respect to the Bridge Facility and the agreement of Piper Jaffray to structure and arrange the Bridge Facility and to provide advisory services in connection therewith, you agree to pay, or cause to be paid, the fees set forth in the Bridge Term Sheet and the Fee Letter. Once paid, such fees shall not be refundable under any circumstances.
     Conditions.
          The commitment of each of the Lenders hereunder with respect to the Bridge Facility and Piper Jaffray’s agreement to perform the services described herein may be terminated by the Lenders acting together if (i) there shall be any pending or overtly threatened litigation or other proceedings (private or governmental) with respect to any of the Transactions that is reasonably likely to result in a Material Adverse Effect (as defined below); (ii) any change shall occur since March 31, 2006 that shall result in a Material Adverse Effect; or (iii) any condition set forth in either the Bridge Term Sheet or the Conditions Annex is not satisfied or any covenant or agreement in this Commitment Letter or the Fee Letter is not complied with in any material respect.
          As used in this Commitment Letter, the term “Material Adverse Effect” means any change or effect that (i) is materially adverse to the business, operations, assets, properties, results of operations or financial condition of Holdings, the Borrower, the Acquired Business and their respective subsidiaries, taken as a whole, or (ii) prevents Holdings, the Borrower or the Acquired Business from consummating the transactions contemplated hereby on a timely basis; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect on Holdings, the Borrower or the Acquired Business relating to or arising in connection with (A) the negotiation (including activities relating to due diligence), execution, delivery or public announcement or the pendency of the Acquisition Agreement or the transactions contemplated thereby or any actions required to be taken in compliance therewith (exclusive, however, of the actions required to be taken by Section 7.1 of the Acquisition Agreement) or otherwise with the consent of the other party hereto, including the impact thereof on the relationships of Holdings, the Borrower or the Acquired Business with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom Holdings, the Borrower or the Acquired Business has any relationship and including any litigation brought by any shareholder of Holdings, the Borrower or the Acquired Business solely as a result of the transactions contemplated thereby, (B) any fact, circumstance or condition disclosed in the Company Disclosure Schedule (as defined in the Acquisition Agreement) to the extent such change, effect or circumstance is specifically set forth in the Company Disclosure Schedule or is reasonably apparent from the face of the Company Disclosure Schedule without additional information, (C) any change in the market price or trading volume of Holdings’, the Borrower’s or the Acquired Business’ securities, in and of itself, (D) any failure, in and of itself, by Holdings, the Borrower or the Acquired Business to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date of the Acquisition Agreement, (E) any change in federal, state, non-U.S. or local law, regulations, policies or procedures, or interpretations thereof, generally accepted accounting principles or regulatory accounting requirements applicable or potentially applicable to the industries in which Holdings, the Borrower or the Acquired Business operates, (F) changes generally affecting the industries in which Holdings, the Borrower or the Acquired Business operates, (G) changes in economic conditions (including changes in the prevailing interest rates) in the United States, in any region thereof, or in any non-U.S. or global economy or (H) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, or any declaration of war by the United States Congress or any hurricane or other natural disaster; provided, however, that the changes referred to in clauses (E) through (G) do not have a materially disproportionate effect (relative to other industry participants) on Holdings, the Borrower and the Acquired Business, taken as a whole.
     Clear Market.
          From the date of this Commitment Letter until the closing date of the Acquisition, you will ensure that no financing (other than the Senior Credit Facility) for you, Holdings, the Acquired Business or any of your or their respective subsidiaries or affiliates, other than the Offering, is announced, syndicated or placed without the prior written consent of Piper Jaffray or Deephaven if such financing, syndication or placement would have, in the judgment of Piper Jaffray or Deephaven, a detrimental effect upon the Transactions.
     Indemnity and Expenses.
          By your acceptance below, you hereby agree to indemnify and hold harmless each Lender and its respective affiliates (including, without limitation, controlling persons) and the directors, officers, employees, advisors and agents of the foregoing (each, an “Indemnified Person”) from and against any and all losses, claims, costs, expenses, damages or liabilities (or actions or other proceedings commenced or threatened in respect thereof) that arise out of or in connection with this Commitment Letter, the Bridge Term Sheet, the Conditions Annex, the Fee Letter, the Bridge Facility or any of the Transactions (or the actual or proposed use of the proceeds thereof), and to reimburse each Indemnified Person promptly upon its written demand for any legal or other expenses incurred in connection with investigating, preparing to defend or defending against, or participating in, any such loss, claim, cost, expense, damage, liability or action or other proceeding (whether or not such Indemnified Person is a party to any action or proceeding); provided, however that any such obligation to indemnify, hold harmless and reimburse an Indemnified Person shall not be applicable to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Person. You shall not be liable for any settlement of any such proceeding effected without your written consent, but if settled with such consent or if there shall be a final judgment against an Indemnified Person, you shall, subject to the proviso in the preceding sentence, indemnify such Indemnified Person from and against any loss or liability by reason of such settlement or judgment. You shall not, without the prior written consent of any Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which such Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement (i) includes an unconditional release of such Indemnified Person from all liability or claims that are the subject matter of such proceeding and (ii) does not include a statement as to or an admission of fault, culpability, or a failure to act by or on behalf of such Indemnified Person. No Lender (or any of their respective affiliates) shall be responsible or liable to Borrower, Holdings, the Acquired Business or any of their respective subsidiaries, affiliates or stockholders or any other person or entity for any indirect, punitive or consequential damages which may be alleged as a result of this Commitment Letter, the Bridge Term Sheet, the Conditions Annex, the Fee Letter, the Bridge Facility or the transactions contemplated hereby or thereby. In addition, you hereby agree to reimburse each Lender from time to time upon demand for all reasonable out-of-pocket costs and expenses (including, without limitation, reasonable legal fees and expenses of each Lender, appraisal, consulting and audit fees, and printing, reproduction, document delivery, travel, communication and publicity costs) incurred in connection with the execution of the Bridge Facility, and the preparation, review, negotiation, execution and delivery of this Commitment Letter, the Bridge Term Sheet, the Conditions Annex, the Fee Letter, the Bridge Documentation and other related documents and the administration, amendment, modification or waiver thereof (or any proposed amendment, modification or waiver), whether or not the Funding Closing Date occurs or any Bridge Documentation is executed and delivered or any extensions of credit are made under the Bridge Facility.
     Confidentiality.
          This Commitment Letter is delivered to you upon the condition that neither the existence of this Commitment Letter, the Bridge Term Sheet, the Conditions Annex, the Fee Letter nor any of their contents shall be disclosed by you or any of your affiliates, directly or indirectly, to any other person, except that such existence and contents may be disclosed (i) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (including filings with the Securities and Exchange Commission or other regulatory authorities and stock exchanges) and (ii) to your directors, officers, employees, legal counsel and accountants, in each case on a confidential and “need-to-know” basis and only in connection with the Transactions. In addition, this Commitment Letter, the Bridge Term Sheet and the Conditions Annex (but not the Fee Letter) may be disclosed to the Acquired Business and its directors, officers, employees, advisors and agents, in each case on a confidential and “need-to-know” basis and only in connection with the Transactions. Each party hereto acknowledges and agrees that Borrower is subject to the terms and conditions of a nondisclosure agreement with the Acquired Business.
     Other Services.
          It is agreed that Piper Jaffray will act as the sole and exclusive advisor, arranger and bookmanager for the Bridge Facility and will, in such capacities, exclusively perform the duties and exercise the authority customarily associated with such roles. It is further agreed that no additional advisors, agents, co-agents, arrangers or bookmanagers will be appointed and no Lender will receive compensation with respect to the Bridge Facility outside the terms contained herein and in the Fee Letter in order to obtain its commitment to participate in the Bridge Facility, in each case unless you and we so agree.
          You acknowledge and agree that we and/or our respective affiliates may be requested to provide additional services with respect to you, Holdings or the Acquired Business and/or your or their respective affiliates or other matters contemplated hereby. Any such services will be set out in and governed by a separate agreement(s) (containing terms relating, without limitation, to services, fees and indemnification) in form and substance satisfactory to the parties thereto. Nothing in this Commitment Letter is intended to obligate or commit us or any of our respective affiliates to provide any services other than as set out herein. You acknowledge that Piper Jaffray is acting as financial advisor to Borrower in connection with various matters, including the Transactions.
     Governing Law, Etc.
          This Commitment Letter and the commitment of each of the Lenders shall not be assignable by you without the prior written consent of the Lenders, and any purported assignment without such consent shall be void. We reserve the right to employ the services of our respective affiliates in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to our respective affiliates certain fees payable to us in such manner as we and our respective affiliates may agree in our sole discretion. You also agree that each Lender may at any time and from time to time assign all or any portion of its respective commitments hereunder to one or more of its affiliates. You further acknowledge that, to the extent necessary to provide the services contemplated hereby, we may share with any of our respective affiliates, and such affiliates may share with us, any information related to Borrower, Holdings, the Acquired Business, or any of their respective subsidiaries or affiliates (including, without limitation, information relating to creditworthiness) and the

Transactions. We each agree to treat, and cause any such affiliate to treat, all non-public information provided to us by you as confidential information in accordance with customary banking industry practices.
          This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each of the Requisite Lenders and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Commitment Letter. Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter. This Commitment Letter is intended to be for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, and may not be relied on by, any persons other than the parties hereto and, with respect to the indemnification provided under the heading “Indemnity and Expenses,” each Indemnified Person.
          This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law to the extent that the application of the laws of another jurisdiction will be required thereby. Any right to trial by jury with respect to any claim or action arising out of this Commitment Letter is hereby waived. You hereby submit to the exclusive jurisdiction of the federal and Minnesota State courts located in The City of Minneapolis (and appellate courts thereof) in connection with any dispute related to this Commitment Letter or any of the matters contemplated hereby, and agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against you for any suit, action or proceeding relating to any such dispute. You irrevocably and unconditionally waive any objection to the laying of such venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject by suit upon judgment.
     Patriot Act.
          We hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), each Lender may be required to obtain, verify and record information that identifies Borrower, Holdings and the Acquired Business, which information includes the name, address and tax identification number and other information regarding them that will allow such Lender to identify them in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to the Lenders.

     General.
          Please indicate your acceptance of the terms hereof and of the Bridge Term Sheet, the Conditions Annex and the Fee Letter by returning to us executed counterparts of this Commitment Letter and the Fee Letter and paying the amounts due thereunder not later than 5:00 p.m., New York City time, on June 15, 2006 (the “Deadline”). This Commitment Letter and the commitments of the Lenders hereunder and the agreement of Piper Jaffray to provide the services described herein are also conditioned upon your acceptance hereof and of the Fee Letter, and our receipt of executed counterparts hereof and thereof on or prior to the Deadline, at which time this Commitment Letter shall expire if not accepted. Upon the earliest to occur of (A) the execution and delivery of the Bridge Documentation by all of the parties thereto, (B) 90 days after your acceptance of this Commitment Letter or, if certain events mutually agree upon by you and Piper Jaffray or Deephaven occur, December 31, 2006, in each case, if the Bridge Documentation shall not have been executed and delivered by all such parties prior to that date and (C) if earlier than (B), the date of termination of the Acquisition Agreement, this Commitment Letter and the commitments of each of the Lenders hereunder and the agreement of Piper Jaffray to provide the services described herein shall automatically terminate unless each of the Lenders shall, in their discretion, agree to an extension. The compensation, expense reimbursement, confidentiality, indemnification and governing law and forum provisions hereof and in the Bridge Term Sheet and the Fee Letter shall survive termination of (i) this Commitment Letter (or any portion hereof) and (ii) any or all of the commitments of each of the Lenders hereunder. The provisions under the headings “Clear Market” above shall survive the execution and delivery of the Bridge Documentation.
[Signature Page Follows]

          We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours, PIPER JAFFRAY & CO.
By:	/s/ David B. Holden
Name: David B. Holden
Title: Managing Director

DEEPHAVEN CAPITAL MANAGEMENT LLC
By:	/s/ Jeff Golbus
Name: Jeff Golbus
Title: Portfolio Manager

Accepted and agreed to as of
the date first written above:

AMERICAN MEDICAL SYSTEMS, INC.

By:	/s/ Martin J. Emerson

Name: Martin J. Emerson
Title: President & CEO

Signature Page to Bridge Facility Commitment Letter

ANNEX I
BRIDGE FACILITY
SUMMARY OF PRINCIPAL TERMS AND CONDITIONS1

Borrower:	American Medical Systems, Inc. (the “Borrower”).

Guarantors:	All obligations of Borrower under the Bridge Facility and the Bridge Notes will be unconditionally guaranteed by each existing and future domestic subsidiary of Holdings (other than certain immaterial subsidiaries of Holdings to be agreed upon) including, without limitation, the Acquired Business and any parent holding companies of Borrower, including, without limitation, American Medical Systems Holdings, Inc. (“Holdings”).

Lenders:	Piper Jaffray & Co (“Piper Jaffray”), Deephaven Capital Management LLC (“Deephaven”) and each holder of any Bridge Notes or assignee of any portion of the Bridge Facility or Piper Jaffray’s or Deephaven’s Commitment with respect to the Bridge Facility are collectively referred to as (the “Lenders”).

Type and Amount of Bridge Facility:	$180.0 million senior subordinated unsecured bridge note facility (the “Bridge Facility”) in the form of notes (the “Bridge Notes”) issued by the Borrower under an indenture which complies with the Trust Indenture Act (the “Indenture”).

Purpose:	Proceeds from the issuance of the Bridge Notes will be used to finance a portion of the Acquisition and to pay fees, commissions and expenses in connection therewith.

Funding Closing Date:	The date of the funding under the Bridge Facility, but no later than 90 days after the acceptance by Borrower

[1]	All capitalized terms used but not defined herein shall have the meanings provided in the Commitment Letter to which this summary is attached.

of the Commitment Letter, or if certain events mutually agreed upon by Borrower and Piper Jaffray or Deephaven occur, December 31, 2006.

Initial Maturity/Conversion:	If any Bridge Notes have not been previously repaid in full on or prior to the date that is 18 months following the Funding Closing Date (the “Extension Date”), subject to the conditions outlined below under “Conditions to Conversion of the Bridge Notes,” the Bridge Notes will have the terms set forth on Exhibit A.

Availability:	Upon satisfaction of conditions precedent to drawing to be specified in the Bridge Documentation, a single drawing may be made on the Funding Closing Date of up to the full amount of the Bridge Facility and not less than $100.0 million. Borrower shall provide each Lender at least 10 business days notice in advance of drawing.

Funding Fee:	Upon the funding of the Bridge Facility, Borrower will pay a 2.00% Funding Fee on the aggregate dollar amount funded by the Lenders on a pro-rata basis as set forth in Schedule 1, which shall be netted against and reduce the amount funded to the Borrower.

Interest:	Prior to the Extension Date, the Bridge Notes will accrue interest at a rate per annum equal to the greater (as determined on the Funding Closing Date and each three-month period thereafter) of (x) 10.00% plus a spread (the “Spread”) and (y) the three-month London Interbank Offered Rate (“LIBOR”) as determined by the Lenders on the date of the execution and delivery by the Borrower of the Commitment Letter (the “LIBOR Lock Rate”) for a corresponding U.S. dollar deposit amount (adjusted quarterly, provided, however, that LIBOR shall not be greater than 100 basis points above or less than 100 basis points below the LIBOR Lock Rate) plus the Spread. The Spread will initially be, with respect to clause (x), 0 basis points and with respect to clause (y), 750 basis points. If the Bridge Notes are not repaid in full within three months following the Funding Closing Date, each

Spread will increase by 50 basis points at the end of such three-month period and shall increase by (x) an additional 50 basis points at the end of each three-month period thereafter through the end of the twelve-month period following the Funding Closing Date and (y) an additional 100 basis points at the end of each three-month period ending twelve months following the Funding Closing Date through the Extension Date.

If within 120 days after the Funding Closing Date (a) the Bridge Notes have not been rated by Moody’s Investor Services, Inc. (“Moody’s”) and Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation (“S&P”) or (b) the Borrower has not filed a registration statement for an offer to exchange the Bridge Notes for publicly registered notes with identical terms and consummated the exchange offer, each Spread will increase as follows on a cumulative basis in addition to the otherwise applicable rate until (a) the Bridge Notes receive such a rating from Moody’s and S&P and (b) such exchange offer is consummated:

Days After the Funding	Cumulative Increase
Closing Date	to Spread
121 through 150	100 basis points
151 through 240	200 basis points
241 through 330	200 basis points
Each 90 days thereafter	200 basis points

Interest on the Bridge Notes will be payable in arrears at the end of each three-month period and at the Extension Date. To the extent the interest payable on the Bridge Notes exceeds 14.00% per annum (the “Cash Cap”), Borrower may, at its option, cause such excess interest to be added to the principal amount of the Bridge Notes (the “PIK Option”) ; provided, however, if Borrower exercises the PIK Option interest payable on the Bridge Notes in excess of the Cash Cap thereafter shall be added to the principal amount of the Bridge Notes. Once the PIK Option is exercised, it shall be mandatory thereafter.

Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days.

Default Interest:	Upon the occurrence and during the continuance of an event of default, interest will accrue on the Bridge Notes at a rate of 2.0% per annum plus the rate otherwise applicable to the Bridge Notes.

Mandatory Redemption:	Borrower will be required to prepay the Bridge Notes on a pro rata basis, at par plus accrued and unpaid interest, from the net proceeds from the incurrence of any debt or the issuance of any equity or any asset sales, subject to exceptions to be agreed. Any such incurrence, issuance or sale is subject to the negative covenants set forth below unless for the repayment in full of the Bridge Notes.

Mandatory Offer to Purchase:	Borrower will be required to offer to purchase the Bridge Notes upon a Change of Control (to be defined in the Indenture) at the greater of 101% of the principal amount thereof and the applicable redemption price plus accrued interest to the date of purchase.

Optional redemption:	Borrower may, at its option, redeem some or all of the Bridge Notes at any time prior to the Extension Date at 100.0% of the accreted value plus accrued and unpaid interest to the date of purchase provided, the Bridge Notes shall be redeemable in amounts of $25,000,000 or an integral multiple of $25,000,000 (or a lesser amount if such amount constitutes the entirety of the Bridge Notes outstanding) not more than once every 30 days.

Guarantees:	The Bridge Notes will be guaranteed on a senior subordinated basis by the Guarantors.

Security:	None.

Intercreditor Agreement:	The Bridge Documentation will include the execution and delivery of appropriate legal documentation, with terms and conditions (including intercreditor and subordination terms) usual and customary for senior secured/unsecured subordinated financing structures, which shall be satisfactory in form and substance to the Borrower and Majority Lenders in respect of the Bridge Facility, and which shall include, without limitation, (a) a definition of “senior debt” which shall mean the initial commitments under the Senior Secured Credit Facility of $615 million, plus the expansion feature under the Senior Secured Credit Facility of $50 million, plus interest, fees and expenses with respect thereto and any refinancings replacements, amendments, and substitutions of the foregoing; (b) blockage provisions, which shall include a permanent payment block upon the occurrence and continuance of any payment related default, and a 180 day payment block upon any covenant default or event of default with an additional one-time 45 day block for new defaults arising during the period (other than those related to payment as provided above); and (c) amendment and waiver provisions which shall require consent under the Senior Secured Credit Facility and under the Bridge Facility for any amendment related to payment terms (including, but not limited to amounts, rates, amortization, prepayments and timing) and consent under the Senior Secured Credit Facility for any other amendments with respect to the Bridge Facility; (d) standstill periods which shall operate under the construct provided under clause (b) above (provided that during the blockage period the Bridge Facility may accelerate the obligations thereunder if the Senior Secured Credit Facility has elected to do so).

Ranking:	Subordinated to the Senior Secured Credit Facility; senior to all other obligations of Holdings, Borrower and their respective subsidiaries for borrowed money.

Conditions to Borrowing:	Conditions precedent to borrowing under the Bridge Facility consist of those set forth in the Commitment Letter and Annex II to the Commitment Letter.

Representations and Warranties:	Representations and warranties will apply to Holdings and its subsidiaries and will include such customary representations and warranties by Holdings with respect to Holdings, Borrower, the Acquired Business and their respective subsidiaries as are usual and customary for financings of this kind, in each case, subject to usual and customary materiality qualifiers, including (without limitation):

Accuracy and completeness of financial statements (including pro forma financial statements); absence of undisclosed liabilities; no material adverse change; corporate existence; compliance with law; corporate power and authority; enforceability of the Bridge Documentation; no conflict with law or contractual obligations; compliance with Food and Drug Administration or other regulatory requirements; no material litigation; no default; ownership of property; liens, other than permitted liens; intellectual property; no burdensome restrictions; taxes; Federal Reserve regulations; ERISA; Investment Company Act; subsidiaries; environmental matters; solvency; accuracy and completeness of disclosure and Patriot Act compliance.

Affirmative Covenants:	Affirmative covenants will apply to Holdings and its subsidiaries and will include such customary affirmative covenants with respect to Holdings, Borrower, the Acquired Business and their respective subsidiaries as are usual and customary for financings of this kind, in each case, subject to usual and customary carve-outs, including (without limitation):

Delivery of certified quarterly and audited annual financial statements and reports to shareholders and requirements to make SEC filings; payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with all applicable laws and regulations

(including, without limitation, environmental matters, taxation and ERISA) and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of each of the Lenders to inspect property and books and records; and further assurances.

Negative Covenants:	Negative covenants will apply to Holdings and its subsidiaries and will include such customary negative covenants with respect to Holdings, Borrower, the Acquired Business and their respective subsidiaries as are usual and customary for financings of this kind, in each case, subject to usual and customary carve-outs, including (without limitation):
	1.	Limitation on dispositions of assets and changes of business and ownership.

	2.	Limitation on mergers and acquisitions.

	3.	Limitation on dividends, stock repurchases and redemptions and other restricted payments.

	4.	Limitation on indebtedness (including guarantees and other contingent obligations) and preferred stock and prepayment, amendment and redemption thereof (with an exception for indebtedness incurred for the repayment in full of the Bridge Facility). Limitation on size of and interest on Senior Secured Facility.

	5.	Limitation on loans and investments.

	6.	Limitation on liens and further negative pledges.

	7.	Limitation on transactions with affiliates.

	8.	Limitation on sale and leaseback transactions.

	9.	Limitation on capital expenditures.

1	0.	Limitation on operating leases.

11.	Maintenance of holding companies and/or any inactive subsidiaries as passive, non-operating enterprises.

12.	No modification or waiver of material documents (including, without limitation, charter documents of Borrower and its subsidiaries) in any manner materially adverse to any of the Lenders without the consent of the Requisite Lenders.

Events of Default:	Events of default usual and customary for financings of this kind, including (without limitation) the following (subject to usual and customary grace periods): nonpayment, breach of representations and covenants, cross-payment default and cross-acceleration, invalidity of guarantees, bankruptcy and insolvency events, ERISA events, judgments and change of ownership or control (to be defined) or failure to obtain governmental or other approval with respect to such change of ownership or control.

Conditions to Conversion of Bridge Notes:	On the Extension Date, unless (i) Holdings, Borrower or any material subsidiary thereof is subject to a bankruptcy or other insolvency proceeding, (ii) there exists a default with respect to the Bridge Notes or (iii) there exists a default in the payment when due at final maturity of any indebtedness of Borrower or any of its subsidiaries, or the maturity of such indebtedness shall have been accelerated, the terms of the Bridge Notes shall automatically be converted as set forth in Exhibit A hereto.

Right to Transfer Bridge Notes:	The holders of the Bridge Notes shall have the absolute and unconditional right to transfer the Bridge Notes in compliance with applicable law to any third parties.

Transferability and Participations:	Each Lender may assign a portion of its commitments under the Commitment Letter and the Bridge Facility without the consent of Borrower and upon such assignment, such Lender will be released from the portion of its commitment that has been assigned.

Expenses and Indemnification:	All reasonable out-of-pocket expenses (including but not limited to reasonable legal fees and expenses and expenses incurred in connection with due diligence and travel, courier, reproduction, printing and delivery expenses) of each of the Lenders associated with the preparation, execution and delivery, administration, amendment, waiver or modification (including proposed amendments, waivers or modifications) of the documentation contemplated hereby are to be paid by Borrower. In addition, all out-of-pocket expenses (including but not limited to reasonable legal fees and expenses) of each of the Lenders for workout proceedings, enforcement costs and documentary taxes associated with the Bridge Facility are to be paid by Borrower.

Borrower will indemnify each of the Lenders and their respective affiliates, and hold them harmless from and against all reasonable out-of-pocket costs, expenses (including but not limited to reasonable legal fees and expenses) and liabilities arising out of or relating to the transactions contemplated hereby and any actual or proposed use of the proceeds of the Bridge Notes; provided, however, that no such person will be indemnified for costs, expenses or liabilities to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction to have been incurred solely by reason of the gross negligence or willful misconduct of such person.

Yield Protection, Taxes and Other Deductions:	The Bridge Documentation will contain yield protection provisions, customary for facilities of this nature, including, without limitation, protecting each of the Lenders in the event of unavailability of LIBOR, breakage losses and reserve and capital adequacy requirements.

All payments are to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than any tax imposed on or measured by the net income of a Lender and franchise taxes imposed on it pursuant to the laws of the jurisdiction under which such Lender is organized or the jurisdiction in which the principal office or Applicable Lending Office of such Lender, as applicable, is located or any subdivision thereof or therein). Borrower will indemnify each of the Lenders for such taxes paid by each of the Lenders. The Lenders will use commercially reasonable efforts to minimize to the extent possible any applicable taxes and Borrower will indemnify each of the Lenders for such taxes paid by each such Lender, as the case may be.

Requisite Lenders:	Piper Jaffray and Deephaven.

Governing Law and Forum:	The laws of the State of New York. Each party to the Bridge Documentation will waive the right to trial by jury and will consent to jurisdiction of the state and federal courts located in The City of Minnesota.

Counsel to Lenders:	Latham & Watkins llp.

Exhibit A to
ANNEX I
Summary of Principal Terms and Conditions
after the Extension Date
          Capitalized terms used but not defined herein have the meanings given (or incorporated by reference) in the Summary of Principal Terms and Conditions of the Bridge Facility to which this Exhibit A is attached.

Maturity:	The Bridge Notes will mature on the seventh anniversary of the Funding Closing Date (the “Final Maturity Date”).

Interest Rate:	The Bridge Notes will bear interest at a rate equal to the interest rate applicable to the Bridge Notes in effect on the Extension Date.

Optional Redemption:	Borrower may, at its option, redeem some or all of the Bridge Notes at any time at the redemption prices listed below (expressed as a percentage of the accreted value) plus accrued and unpaid interest to the date of purchase:

Months After the Funding
Closing Date	Price
Month 19 through 30	103.00%
Month 31 through 42	102.00%
Month 43 through 54	101.00%
Thereafter	100.00%
provided, the Bridge Notes shall be redeemable in amounts of $25,000,000 or an integral multiple of $25,000,000 (or a lesser amount if such amount constitutes the entirety of the Bridge Notes outstanding) not more than once every 30 days.

ANNEX II
CONDITIONS TO CLOSING2
          The commitment of each of the Lenders under the Commitment Letter with respect to the Bridge Facility, the agreements of Piper Jaffray to perform the services described in the Commitment Letter, the consummation of the Transactions and the funding of the Bridge Facility are subject to the conditions set forth in the Commitment Letter and satisfaction of each of the conditions precedent set forth below.
          1. The Acquisition and the other Transactions shall be consummated concurrently with the initial funding of the Bridge Facility in accordance with the Acquisition Documents and such other documentation without waiver or amendment thereof unless consented to by each of the Requisite Lenders.
          2. Holdings and its subsidiaries and the transactions contemplated by the Commitment Letter shall be in compliance, in all material respects, with all applicable foreign and U.S. federal, state and local laws and regulations, including all applicable environmental laws and regulations. All necessary governmental and material third party approvals in connection with the Transactions shall have been obtained and shall be in effect.
          3. Sources and uses of funds and the assumptions relating thereto (including indebtedness or preferred equity of Borrower, Holdings, the Acquired Business or any of their respective subsidiaries after giving effect to the Transactions) shall be as set forth in the Commitment Letter.
          4. Pro Forma EBITDA (calculated in a manner acceptable to each of the Requisite Lenders) for the latest four-quarter period ending more than 30 days prior to the Funding Closing Date shall not be less than $115.0 million (the “Trailing Four Quarters EBITDA Amount”). The ratio of (x) pro forma total consolidated indebtedness of Holdings as of the Funding Closing Date after giving effect to the Transactions to (y) the Trailing Four Quarters EBITDA Amount shall not be greater than 6.75x.
          5. Each of the Lenders shall have received all opinions, certificates and closing documentation as Piper Jaffray or Deephaven shall reasonably request and as are usual and customary for financings of this type, in form and substance reasonably satisfactory to Piper Jaffray or Deephaven.

[2]	All capitalized terms used but not defined herein shall have the meanings provided in the Commitment Letter to which this Annex II is attached.

          6. Borrower and each of the Guarantors shall have provided the documentation and other information to each of the Lenders that is required by regulatory authorities under applicable “know your customer” and anti-money-laundering rules and regulations, including, without limitation, the Patriot Act.
          7. All costs, fees, expenses (including, without limitation, legal fees and expenses and the fees and expenses of appraisers, consultants and other advisors) and other compensation payable to each of the Lenders shall have been paid to the extent due.
          8. Prior to or concurrently with the borrowings under the Bridge Facility, the documentation for the Senior Secured Credit Facility shall have been executed and delivered, and Holdings shall have received gross proceeds of up to $565 million from borrowings under the Senior Secured Credit Facility. The documentation with respect to the Senior Secured Credit Facility shall be reasonably satisfactory in form and substance to each of the Lenders and shall not provide for (a) a non-default interest rate higher than LIBOR plus 450 basis points or (b) a default interest rate higher than an additional 200 basis points. If the Senior Secured Credit Facility provides for an interest rate higher than LIBOR plus 300 basis points, then the Spread applicable to the Bridge Notes will increase in each case by 75 basis points.

SCHEDULE 1
Commitments

Lender	Commitment	Pro Rata Share
Piper Jaffray & Co.	$89,000,000	49.444445%
Deephaven Capital Management	$91,000,000	50.555555%
Total	$180,000,000	100%